Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
1.Name and Address of Company
Baytex Energy Corp. ("Baytex")
2800, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3

2.    Date of Material Change
December 8, 2014
3.    News Release
A news release disclosing in detail the material summarized in this material change report was issued by Baytex on December 8, 2014 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where Baytex is a reporting issuer in the normal course of its dissemination.
4.    Summary of Material Change
On December 8, 2014, Baytex announced its 2015 capital budget and a change to its monthly dividend. The Board of Directors of Baytex approved a 2015 capital budget of $575 to $650 million and a dividend of $0.10 per share for the month of December. The 2015 capital budget is 30% less than Baytex’s original expectations and the dividend has been reduced from $0.24 per share for the preceding month.

5.    Full Description of Material Change
5.1    Full Description of Material Change
On December 8, 2014, Baytex announced that its Board of Directors had approved a 2015 capital budget of $575 to $650 million, which is designed to generate average production of 88,000 to 92,000 boe/d for 2015 after planned non-core asset sales of approximately 1,000 boe/d. The Board of Directors has also approved a revised dividend level of $0.10 per share per month, down from $0.24 per share per month, currently.

The oil price environment has been extremely challenging in the recent months, with the benchmark West Texas Intermediate (WTI) price falling from the US$100/bbl level to approximately US$63/bbl today. This precipitous decline in WTI is due largely to the global market for crude oil being fundamentally oversupplied. The current outlook is for this pricing weakness to persist for the coming months.

In response to this economic challenge, our 2015 capital budget reflects a reduction of approximately 30% from our original expectation. We expect to deliver modest organic production growth in 2015 despite this reduction in spending. The mid-point of our 2015 production guidance range reflects an organic production growth rate of approximately 4% over the expected 2014 annual average production rate and approximately 2% over the expected second half 2014 average production rate, after adjusting for 2014 acquisition and divestiture activities. This is a testament to the efficiency and quality of the assets within our portfolio.

2015 Capital Budget Highlights

•
Our 2015 capital budget includes the drilling of approximately 109 net wells, of which 95 will target crude oil, two will target natural gas and 12 will be stratigraphic and service wells. Our development capital expenditures on new wells across our three core plays of the Eagle Ford, Peace River and Lloydminster generate strong capital efficiencies, averaging approximately $20,000 per daily boe based on annual production rates.

•
Approximately 52% of our 2015 annual production is expected to be generated in Canada with the remaining 48% coming from our Eagle Ford asset in the United States. Our production mix is forecast to be approximately 82% liquids (40% heavy oil, 33% light oil and condensate and 9% natural gas liquids) and 18% natural gas, based on a 6:1 natural gas-to-oil equivalency.

•
Approximately 75% of our 2015 capital budget will be invested in our Eagle Ford operations where we expect to drill approximately 45 to 52 net wells. At current commodity prices, the Eagle Ford represents the highest rate of return project in our portfolio. Operating results continue to exceed our expectations with wells drilled in 2014 outperforming the type curves upon which our acquisition evaluation was based.

•
Approximately 23% of our 2015 capital budget will be invested in our heavy oil operations at Peace River and Lloydminster. At Peace River, our capital budget includes the drilling of approximately 14 horizontal multi-lateral wells and 12 stratigraphic and service wells. At Lloydminster, we plan to drill 32 net development wells, of which approximately 65% will be horizontal wells.

2015 Capital Budget and Wells Drilled by Operating Area

	Amount	Wells Drilled
Operating Area	($ millions)	(net)

United States	450-500	45-52
Canada (1)	125-150	56-65
Total	575-650	101-117

(1) Includes 12 stratigraphic and service wells

Change to Dividend

We believe that it is prudent to manage the level of dividends to maintain strong levels of financial flexibility and better align the dividend level with the prevailing commodity price environment. The reductions to our dividend and capital program are consistent with our strategy of ensuring long-term sustainability. Our operational performance continues to be very strong as evidenced by our third quarter results which reflected a full quarter contribution from our Eagle Ford assets and continued strong performance from our Canadian assets.

Accordingly, our Board of Directors has approved a monthly dividend of $0.10 per share in respect of December operations. The cash dividend will be paid on January 15, 2015 to shareholders of record on December 31, 2014. The annualized dividend of $1.20 per share represents a dividend yield of approximately 7.3% based on the closing price of our common shares on the Toronto Stock Exchange on December 8, 2014 of $16.46.

Financial Liquidity

We strive to fund our capital expenditures and cash dividends with funds from operations. We have ample liquidity with our established unsecured revolving credit facilities that total approximately $1.2 billion with a four-year term maturing June 2018. At the end of November, we had approximately $500 million in undrawn capacity on these facilities. The revolving credit facilities do not require any mandatory principal payments prior to maturity and include options allowing such facilities to be increased by up to $250 million and can be further extended beyond June 2018 annually with the consent of the lenders.

The financial covenants for the unsecured revolving credit facilities include a senior debt to EBITDA ratio (twelve month trailing) which is to be maintained at or below 3.0:1 and a senior debt to book capitalization ratio which is to be maintained at or below 0.5:1. On an acquisition, these covenants can be increased for two consecutive quarters to 3.5:1 and 0.55:1, respectively. We have no reserves-based valuation requirements in our debt covenants.

In addition, our long-term debt of approximately $1.4 billion is comprised of six separate series of senior unsecured notes which have no material repayments required until 2021.

Hedging

We employ risk mitigation strategies to reduce the volatility in our funds from operations. For the first half of 2015, we have entered into hedges on approximately 41% of our net WTI exposure with 29% fixed at US$96.47/bbl and 12% receiving WTI plus US$10.91/bbl when WTI is below US$80.00/bbl. For the second half of 2015 we have entered into hedges on approximately 12% of our net WTI exposure with 8% fixed at US$95.98/bbl and 4% receiving WTI plus US$10.00/bbl when WTI is below US$80.00/bbl.

Growth and Income Business Model

We have made adjustments to our capital spending and the dividend for the upcoming year to reflect the current outlook for commodity prices. We remain committed to our growth and income business model and its three fundamental principles: delivering organic production growth, paying a meaningful dividend and maintaining capital discipline. We are confident that with our high quality assets and sound financial position, we will overcome the current economic challenges to deliver superior returns to our shareholders.

5.2    Disclosure for Restructuring Transactions
Not applicable.
6.    Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.
7.    Omitted Information
Not applicable.
8.    Executive Officer
For further information, contact Murray J. Desrosiers, Vice President, General Counsel & Corporate Secretary (587) 952-3255.
9.    Date of Report
December 11, 2014.

Advisory

Certain statements in this material change report are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this material change report speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this material change report contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; our capital budget for 2015; our annual average production rate for 2015; our production growth rate for 2015; our production rates for the second half and full-year 2014; our plan for developing our properties in 2015, including the number and type of wells, the product being targeted and the geographic location of wells; the capital efficiency of our projects; the geographic breakdown of our 2015 annual production; our production mix for 2015; the breakdown of our 2015 capital budget by area; our objective to fund our capital expenditures and cash dividends on our common shares with funds from operations; our liquidity and financial capacity; the sufficiency of our financial resources to fund our operations; the available capacity on our revolving credit facilities at November 30, 2014; and the existence, operation and strategy of our risk management program for commodity prices. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Although Baytex believes that the expectations and assumptions upon which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Baytex can give no assurance that they will prove to be correct.

Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: our ability to execute and realize on the anticipated benefits of the acquisition of the Eagle Ford assets; petroleum and natural gas prices and pricing differentials between light, medium and heavy gravity crude oil; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: failure to realize the anticipated benefits of the acquisition of the Eagle Ford assets; declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; uncertainties in the credit markets may restrict the availability of credit or increase the cost of borrowing; refinancing risk for existing debt and debt service costs; access to external sources of capital; third party credit risk; a downgrade of our credit ratings; the cost of developing and operating our assets; risks associated with the exploitation of our properties and our ability to acquire reserves; increases in operating costs; changes in government regulations that affect the oil and gas industry; changes to royalty or mineral/severance tax regimes; risks relating to hydraulic fracturing; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with properties operated by third parties; risks associated with delays in business operations; risks associated with the marketing of our petroleum and natural gas production; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; expansion of our operations; the failure to realize anticipated benefits of acquisitions and dispositions or to manage growth; changes in environmental, health and safety regulations; the implementation of strategies for reducing greenhouse gases; competition in the oil and gas industry for, among other things, acquisitions of reserves, undeveloped lands, skilled personnel and drilling and related equipment; the activities of our operating entities and their key personnel and information systems; depletion of our reserves; risks associated with securing and maintaining title to our properties; seasonal weather patterns; our permitted investments; access to technological advances; changes in the demand for oil and natural gas products; involvement in legal, regulatory and tax proceedings;

the failure of third parties to comply with confidentiality agreements; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond the control of Baytex. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2013, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. New risk factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The above summary of assumptions and risks related to forward-looking statements in this material change report has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes. There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Oil and Gas Information

When converting volumes of natural gas to oil equivalent amounts, Baytex has adopted a conversion factor of six million cubic feet of natural gas being equivalent to one barrel of oil, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Oil equivalent amounts may be misleading, particularly if used in isolation.

Non-GAAP Financial Measures

Funds from operations is not a measurement based on GAAP in Canada, but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash generated from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Baytex's determination of funds from operations may not be comparable with the calculation of similar measures for other entities. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income.